LORD ABBETT SERIES FUND, INC.
90 Hudson Street
Jersey City, NJ 07302

July 27, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Lord Abbett Series Fund, Inc. (the “Company”)
1933 Act File No. 033-31072
1940 Act File No. 811-05876

Ladies and Gentlemen:

          Pursuant to Rule 485(a) under the Securities Act of 1933, as amended, and the requirements of the current EDGAR Filer Manual and Regulation S-T under the Securities Act, enclosed for filing with the Securities and Exchange Commission (the “Commission”) is Post-Effective Amendment No. 38 to the Company’s Registration Statement on Form N-1A (the “Amendment”). The Amendment is being filed to reflect changes to the investment parameters of the Company’s series, Capital Structure Portfolio (the “Fund”), that will be implemented on or about September 27, 2012. The main changes are as follows: (1) Capital Structure Portfolio will be renamed “Calibrated Dividend Growth Portfolio”; (2) the Fund will pursue its present investment objective of current income and capital appreciation by investing principally in equity securities of large and mid-sized companies that have a history of growing dividends and will discontinue its present strategy of investing in a mix of equity and fixed income securities; and (3) the Fund will utilize a combination of fundamental research and quantitative analysis as part of its investment process.

          The Amendment also reflects certain editorial and other changes. Before the September 27, 2012 effective date, the Company intends to file another post-effective amendment that will update certain financial and other information contained in the Registration Statement.

          Any communication relating to this filing should be directed to Brooke Fapohunda at (201) 827-2279 or the undersigned at (201) 827-2225.

Sincerely,

/s/ Thomas R. Phillips

Thomas R. Phillips
Vice President and Assistant Secretary